As filed with the Securities and Exchange Commission on June 13, 2023

Securities Act File No. 333-269554

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

WANGER ADVISORS TRUST

(Exact Name of Registrant as Specified in Charter)

71 S. Wacker, Suite 2500

Chicago, Illinois 60606

Telephone number: 312.634.9200

Ryan C. Larrenaga, Esq. c/o Columbia Management Investment Advisers, LLC 290 Congress Street Boston, Massachusetts 02210	Stephen Kusmierczak Daniel J. Beckman Columbia Acorn Trust 71 S. Wacker, Suite 2500 Chicago, Illinois 60606	Mary C. Moynihan Perkins Coie LLP 700 13th Street, N.W., Suite 800 Washington, D.C. 20005

(Name and Address of Agents for Service)

TITLE OF SECURITIES BEING REGISTERED:

The Information Statement/Prospectus as filed by the Registrant pursuant to Rule 497(b) under the Securities Act of 1933 with the Commission on February 13, 2023 (File No.: 333-269554) (0001193125-23-035194) constitutes Part A of this Post-Effective Amendment No. 1 and is incorporated herein by reference.

The Statement of Additional Information dated February 10, 2023, as filed by the Registrant on Form N-14 (File No.: 333-269554) (0001193125-23-029911) (the “Registration Statement”) constitutes Part B of this Post-Effective Amendment No. 1 and is incorporated herein by reference.

This Post-Effective Amendment No. 1 relates solely to shares of Wanger Acorn, a series of the Registrant. This Post-Effective Amendment No. 1 is being filed for the sole purpose of adding to Part C of the Registration Statement (i) the executed tax opinion of Perkins Coie LLP supporting the tax matters discussed in the Information Statement/Prospectus and (ii) a Fee Waiver/Expense Reimbursement Agreement between the Registrant and Columbia Wanger Asset Management, LLC relating to Wanger Acorn.

WANGER ADVISORS TRUST

PART C

OTHER INFORMATION

PART C. OTHER INFORMATION

Item 15. Indemnification

Article VIII of the Agreement and Declaration of Trust of the Registrant (listed as Exhibit 1(a) and incorporated in this filing by reference) provides in effect that Registrant shall provide certain indemnification of its trustees and officers. In accordance with Section 17(h) of the Investment Company Act of 1940, as amended, that provision shall not protect any trustee or officer against any liability to the Registrant or its shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant has entered into Indemnification Agreements with each of the independent trustees which provide that the Registrant shall indemnify and advance expenses to the independent trustees as provided in the Indemnification Agreements and otherwise to the fullest extent permitted by applicable law. The Registrant will indemnify the independent trustees from and against any and all judgments, penalties, fines and amounts paid in settlement, and all expenses actually and reasonably incurred by the independent trustees in connection with a proceeding to which he or she is a party to by reason of his or her position as an independent trustee. The Registrant will not indemnify the independent trustees for monetary settlements or judgments relating to insider trading, disgorgements of profits pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended, or any liability to the Registrant or its shareholders with respect to a final adjudication that an action or omission by an independent trustee was committed in bad faith, involved active or deliberate dishonesty, or that the trustee engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties.

The Registrant, its trustees and officers, its investment adviser and persons affiliated with them are insured under policies of insurance maintained by Registrant and its investment adviser, respectively, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been such trustees or officers. The policies expressly excludes coverage for any trustee or officer whose personal dishonesty, fraudulent breach of trust, lack of good faith, or intention to deceive or defraud has been finally adjudicated or may be established or who willfully fails to act prudently.

Item 16. Exhibits

Note:

As used herein, the term “Post-effective Amendment” refers to a post-effective amendment to the registration statement of Registrant or its predecessor, The Acorn Fund, Inc., under the Securities Act of 1933 on form S-5, N-1 or N-1A, no. 2-34223.

Certain exhibits included at this Item 16 are no longer current as of the date of this Post-Effective Amendment No. 1 to the Registrant’s registration statement on Form N-14. The Registrant’s current exhibits are included at Item 28 of post-effective amendment No. 50 to the Registrant’s registration statement on Form N-1A filed on April 27, 2023.

(1)	(a) Agreement and Declaration of Trust. (2)

(2)	Bylaws dated December 20, 2004, as amended through June 10, 2020. (18)

(3)	Not applicable.

(4)	Agreement and Plan of Reorganization, dated December 22, 2022. (18)

(5)	Not applicable.

(6)	(a) Investment Advisory Agreement between Wanger Advisors Trust and Columbia Wanger Asset Management, LLC dated May 27, 2010. (12)

(6)	(b) Investment Advisory Fee Reduction Agreement between Wanger Advisors Trust, on behalf of Wanger Acorn and Wanger Select, and Columbia Wanger Asset Management, LLC dated May 1, 2022. (17)

(6)	(c) Administrative Services Agreement between Wanger Trust and Columbia Wanger Asset Management, LLC dated May 1, 2010, (the “Administrative Services Agreement”). (12)

(6)	(d) Amendment No. 1 dated September 21, 2016 to the Administrative Services Agreement. (16)

(7)	(a) Underwriting Agreement between Wanger Advisors Trust and Columbia Management Investment Distributors, Inc. dated May 1, 2010, (the “Distribution Agreement”). (12)

(7)	(b) Amendment dated April 12, 2011 to the Underwriting Agreement. (13)

(7)	(c) Amendment No. 2 dated September 21, 2016 to the Underwriting Agreement. (16)

(8)	Not applicable.

(9)	Custody Agreement among JPMorgan Chase Bank, N.A., Columbia Acorn Trust and Wanger Advisors Trust dated December 15, 2010, effective July 22, 2011, with Addendums dated July 14, 2011. (13)

(10)	Not applicable.

(11)	Opinion and consent of Perkins Coie LLP as to the legality of the securities being registered. (18)

(12)	Opinion and consent of Perkins Coie LLP supporting the tax matters discussed in the Information Statement/Prospectus.

(13)	(a) Transfer, Dividend Disbursing and Shareholders’ Servicing Agent Agreement between Wanger Advisors Trust and Columbia Management Investment Services Corp. dated May 1, 2010 (the “Transfer Agent Agreement”). (12)

(13)	(b) Amendment No. 1 dated September 21, 2016 to the Transfer Agent Agreement. (16)

(13)	(c) Fee Waiver/Expense Reimbursement Agreement between Wanger Advisors Trust and Columbia Wanger Asset Management, LLC, relating to Wanger Select, dated May 1, 2022. (17)

(13)	(d) Fee Waiver/Expense Reimbursement Agreement between Wanger Advisors Trust and Columbia Wanger Asset Management, LLC, relating to Wanger Acorn, dated May 1, 2022. (17)

(13)	(e) Fee Waiver/Expense Reimbursement Agreement between Wanger Advisors Trust and Columbia Wanger Asset Management, LLC, relating to Wanger Acorn, dated April 22, 2023.

(13)	(f) Fee Waiver/Expense Reimbursement Agreement between Wanger Advisors Trust and Columbia Wanger Asset Management, LLC, relating to Wanger International, dated May 1, 2022. (17)

(13)	(g) Participation Agreement among Wanger Advisors Trust, Phoenix Home Life Mutual Insurance Company, Columbia Wanger Asset Management, L.P. and Columbia Management Distributors, Inc. dated May 6, 2008. (11)

(13)	(h) Participation Agreement among Wanger Advisors Trust, PHL Variable Insurance Company, Columbia Wanger Asset Management, L.P. and Columbia Management Distributors, Inc. dated April 4, 2008. (11)

(13)	(i) Participation Agreement between Wanger Advisors Trust and Aegon Financial Services Group, Inc. (formerly Providian Life and Health Insurance Company and formerly National Home Life Assurance Company) dated May 19, 1995. (2)

(13)	(j) Amendment No. 1 to the Participation Agreement between Wanger Advisors Trust and Aegon Financial Services Group, Inc. (formerly Providian Life and Health Insurance Company and formerly National Home Life Assurance Company) dated December 16, 1996. (3)

(13)	(k) Participation Agreement between Wanger Advisors Trust and Aegon Financial Services Group, Inc. (formerly First Providian Life and Health Insurance Company) dated November 15, 1996, and Amendment No. 1 dated December 16, 1996. (3)

(13)	(l) Participation Agreement between Wanger Advisors Trust and Keyport Benefit Life Insurance Company dated September 29, 2000. (4)

(13)	(m) Participation Agreement between Wanger Advisors Trust and Keyport Life Insurance Company dated September 29, 2000. (4)

(13)	(n) Participation Agreement among Wanger Advisors Trust, Liberty Funds Distributor, Inc. and Transamerica Life Insurance Company dated May 1, 2002. (5)

(13)	(o) Amendment No. 1 to the Participation Agreement among Wanger Advisors Trust, Liberty Funds Distributor, Inc. and Transamerica Life Insurance Company dated December 1, 2002. (5)

(13)	(p) Amendment No. 2 to the Participation Agreement among Wanger Advisors Trust, Liberty Funds Distributor, Inc. and Transamerica Life Insurance Company dated December 1, 2003. (6)

(13)	(q) Participation Agreement among Wanger Advisors Trust, Columbia Funds Distributor, Inc. and Transamerica Financial Life Insurance Company dated May 1, 2004. (6)

(13)	(r) Participation Agreement among Wanger Advisors Trust, Columbia Wanger Asset Management, L.P. and ING Insurance Company of America dated May 1, 2004. (7)

(13)	(s) Participation Agreement among Wanger Advisors Trust, Columbia Funds Distributors, Inc., Sun Life Assurance Company of Canada (U.S.) and Sun Life Insurance and Annuity Company of New York restated April 1, 2007. (11)

(13)	(t) Participation Agreement among Wanger Advisors Trust, Columbia Wanger Asset Management, L.P. and ING Insurance Company of America dated May 1, 2004. (11)

(13)	(u) Participation Agreement among Wanger Advisors Trust, Columbia Wanger Asset Management, L.P., ING Life Insurance and Annuity Company and Reliastar Life Insurance Company dated May 1, 2004. (9)

(13)	(v) Amendment No. 1 to the Participation Agreement among Wanger Advisors Trust, Columbia Wanger Asset Management, L.P., ING Life Insurance and Annuity Company and Reliastar Life Insurance Company dated May 1, 2007. (11)

(13)	(w) Participation Agreement among Merrill Lynch Life Insurance Company, Wanger Advisors Trust and Columbia Funds Distributor, Inc. dated March 4, 2005. (8)

(13)	(x) Amendment No. 1 to Participation Agreement among Merrill Lynch Life Insurance Company, Wanger Advisors Trust and Columbia Management Distributors, Inc. (formerly Columbia Funds Distributor, Inc.) dated April 27, 2007. (9)

(13)	(y) Participation Agreement among ML Life Insurance Company of New York, Wanger Advisors Trust and Columbia Funds Distributor, Inc. dated March 4, 2005. (8)

(13)	(z) Amendment No. 1 to Participation Agreement among ML Life Insurance Company of New York, Wanger Advisors Trust and Columbia Management Distributors, Inc. (formerly Columbia Funds Distributor, Inc.) dated April 27, 2007. (9)

(13)	(aa) Participation Agreement among TIAA-CREF Life Insurance Company, Wanger Advisors Trust, Columbia Wanger Asset Management, L.P. and Columbia Management Distributors, Inc. dated March 1, 2006. (8)

(13)	(bb) Amended and Restated Participation Agreement among Wanger Advisors Trust, Columbia Wanger Asset Management, L.P., Columbia Management Distributors, Inc. and Symetra Life Insurance Company dated September 30, 2009. (11)

(13)	(cc) Participation Agreement among RiverSource Life Insurance Co. of New York, Wanger Advisors Trust, Columbia Wanger Asset Management, L.P. and Columbia Management Distributors, Inc. dated April 2, 2007. (9)

(13)	(dd) Participation Agreement among RiverSource Life Insurance Company, Wanger Advisors Trust, Columbia Wanger Asset Management, L.P. and Columbia Management Distributors, Inc. dated April 2, 2007. (9)

(13)	(ee) Participation Agreement among Kemper Life Insurance Company, Wanger Advisors Trust, Columbia Wanger Asset Management, L.P. and Columbia Management Distributors, Inc. dated September 18, 2008. (10)

(14)	Consent of Independent Registered Public Accounting Firm (PricewaterhouseCoopers LLP). (18)

(15)	Not applicable.

(16)	Not applicable.

(17)	(a) Columbia Threadneedle Investments Global Personal Account Dealing and Code of Ethics, effective December 2021. (17)

(17)	(b) Code of Ethics for Non-Management Trustees, as amended, effective as of September 19, 2012. (11)

1.	Previously filed. Incorporated by reference to post-effective amendment no. 1 to Registrant’s registration statement on form N-1A, Securities Act registration no. 33-83548 (the “Registration Statement”) filed on August 25, 1995.
2.	Previously filed. Incorporated by reference to Registrant’s post-effective amendment no. 2 to the Registration Statement filed on April 19, 1996.
3.	Previously filed. Incorporated by reference to Registrant’s post-effective amendment no. 3 to the Registration Statement filed on April 21, 1997.
4.	Previously filed. Incorporated by reference to Registrant’s post-effective amendment no. 13 to the Registration Statement filed April 25, 2001.
5.	Previously filed. Incorporated by reference to Registrant’s post-effective amendment no. 15 to the Registration Statement filed April 10, 2003.
6.	Previously filed. Incorporated by reference to Registrant’s post-effective amendment no. 16 to the Registration Statement filed April 20, 2004.
7.	Previously filed. Incorporated by reference to Registrant’s post-effective amendment no. 17 to the Registration Statement filed February 18, 2005.
8.	Previously filed. Incorporated by reference to Registrant’s post-effective amendment no. 19 to the Registration Statement filed April 20, 2006.
9.	Previously filed. Incorporated by reference to Registrant’s post-effective amendment no. 20 to the Registration Statement filed April 16, 2007.
10.	Previously filed. Incorporated by reference to Registrant’s post-effective amendment no. 24 to the Registration Statement filed April 29, 2009.
11.	Previously filed. Incorporated by reference to Registrant’s post-effective amendment no. 25 to the Registration Statement filed February 22, 2010.
12.	Previously filed. Incorporated by reference to Registrant’s post-effective amendment no. 27 to the Registration Statement filed April 25, 2011.
13.	Previously filed. Incorporated by reference to Registrant’s post-effective amendment no. 29 to the Registration Statement filed April 27, 2012.
14.	Previously filed. Incorporated by reference to Registrant’s post-effective amendment no. 31 to the Registration Statement filed April 30, 2013.
15.	Previously filed. Incorporated by reference to Registrant’s post-effective amendment no. 37 to the Registration Statement filed April 29, 2016.
16.	Previously filed. Incorporated by reference to Registrant’s post-effective amendment No. 39 to the Registration Statement filed on April 28, 2017.
17.	Previously filed. Incorporated by reference to Registrant’s post-effective amendment No. 49 to the Registration Statement filed on April 28, 2022.
18.	Previously filed. Incorporated by reference to Registrant’s registration statement on Form N-14 (File No. 333-269554) filed on February 3, 2023.

Item 17. Undertakings

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this Post-Effective Amendment No.1 to the Registration Statement on Form N-14 has been signed on behalf of the Registrant, Wanger Advisors Trust, by the undersigned, duly authorized, in the City of Chicago, and State of Illinois on the 13th day of June, 2023.

WANGER ADVISORS TRUST

By:	/s/ Stephen Kusmierczak
Stephen Kusmierczak, Co-President

By:	/s/ Daniel J. Beckman
Daniel J. Beckman, Co-President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on dates indicated.

Name	Title	Date

/S/ DAVID J. RUDIS David J. Rudis	Trustee	June 13, 2023

/S/ MAUREEN M. CULHANE Maureen M. Culhane	Trustee	June 13, 2023

/S/ MARGARET M. EISEN Margaret M. Eisen	Trustee	June 13, 2023

/S/ JOHN C. HEATON John C. Heaton	Trustee	June 13, 2023

/S/ DIANNE F. LOB Dianne F. Lob	Trustee	June 13, 2023

/S/ CHARLES R. PHILLIPS Charles R. Phillips	Trustee	June 13, 2023

/S/ DANIEL J. BECKMAN Daniel J. Beckman	Co-President and Principal Executive Officer	June 13, 2023

/S/ MICHAEL G. CLARKE Michael G. Clarke	Treasurer and Principal Accounting and Financial Officer	June 13, 2023

S-1

Exhibit Index

Exhibit No.	Description

(12)	Opinion and consent of Perkins Coie LLP supporting the tax matters discussed in the Information Statement/Prospectus.

(13)(e)	Fee Waiver/Expense Reimbursement Agreement between Wanger Advisors Trust and Columbia Wanger Asset Management, LLC, relating to Wanger Acorn, dated April 22, 2023.